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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2008

                          Commission File No. 000-30752

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated April 22, 2008: AEterna Zentaris' Partner, Spectrum, Provides Update on Ozarelix in Benign Prostatic
     Hyperplasia

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                                                                AETERNA ZENTARIS

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS' PARTNER, SPECTRUM, PROVIDES UPDATE ON OZARELIX IN BENIGN PROSTATIC HYPERPLASIA

QUEBEC CITY, CANADA, APRIL 22, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS; TSX:
AEZ), a global biopharmaceutical company focused on endocrine therapy and oncology, today announced that its partner, Spectrum Pharmaceuticals (NASDAQ:
SPPI), released Phase 2b results for ozarelix, a luteinizing hormone-releasing hormone (LHRH) antagonist in benign prostatic hyperplasia (BPH).

Spectrum indicated that ozarelix demonstrated sufficient clinical activity to justify its continued development in BPH. Based on these results, Spectrum is planning to submit a protocol to the FDA for the next study of ozarelix in BPH.

"We are pleased that Spectrum is proceeding with plans for their upcoming study," stated Paul Blake, M.D., Senior Vice President and Chief Medical Officer of AEterna Zentaris. "AEterna Zentaris remains committed about the potential of LHRH antagonists for BPH, particularly for our lead candidate cetrorelix, which has produced robust and consistent findings in Phase 2 trials and is currently being evaluated in three multi-center Phase 3 trials in the United States, Canada and Europe." He said that results from the cetrorelix Phase 3 program are expected in the third quarter of 2009.

ABOUT OZARELIX AND PARTNERSHIPS

Ozarelix is an injectable fourth generation LHRH antagonist administered as an intramuscular injection. In August 2004, AEterna Zentaris granted Spectrum Pharmaceuticals an exclusive license to develop and market ozarelix for all potential indications in North America (including Canada and Mexico) and India, while AEterna Zentaris retained exclusive rights to the rest of the world. In addition, Spectrum was granted the right to receive 50% of any upfront and milestone payments, royalties and/or profits from sales of ozarelix in Japan.

On July 26, 2006 AEterna Zentaris licensed the Japanese rights for all ozarelix potential oncology indications to Nippon Kayaku, a key player in the Japanese oncology market.

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                                                                AETERNA ZENTARIS

ABOUT CETRORELIX

Cetrorelix pamoate is an investigational agent that has demonstrated in Phase 2 studies to provide fast and long-lasting relief of BPH symptoms while being well tolerated, with a low incidence of sexual side effects. Cetrorelix is part of AEterna Zentaris' LHRH antagonist therapeutic approach. This peptide-based active substance was developed by the Company in cooperation with Nobel Prize winner Prof. Andrew Schally, currently of the U.S. Veterans Administration in Miami.

Cetrorelix acetate is marketed under the brand name Cetrotide(R), the first LHRH antagonist approved for therapeutic use as part of IN VITRO fertilization programs (controlled ovarian stimulation/assisted reproductive technologies) in Europe, the U.S. and Japan. It was launched on the market through Serono (now Merck Serono) in the United States, Europe and in several other countries, as well as in Japan through Shionogi.

ABOUT THE CETRORELIX PHASE 3 PROGRAM IN BPH

Cetrorelix pamoate is being studied in three Phase 3 trials which will include approximately 1,500 men with symptomatic BPH in the United States, Canada and Europe. One Phase 3 efficacy trial, primarily in the United States and Canada and with additional sites in Europe, involves approximately 600 patients (which are fully enrolled) and is being led by Herbert Lepor, M.D., Professor and Martin Spatz Chairman of Urology, New York University School of Medicine, New York. In the trial, patients enter a 4-week run-in no-treatment observation period to confirm severity and stability of voiding symptoms based on the International Prostate Symptom Score (IPSS). Patients are then randomly allocated to cetrorelix or placebo in a double-blind fashion. Patients are administered cetrorelix by intra-muscular (IM) injection at Week 0, 2, 26 and 28 and are followed up to Week 52. Then, in an open-label extension, patients will receive cetrorelix by IM injection at Week 52, 54, 78 and 80 will be followed up to Week 90.

A second, similarly designed multi-center Phase 3 efficacy study, being led by Professor Frans M.J. Debruyne, M.D., Ph.D., from the Netherlands, will enroll approximately 400 patients in Europe. The third Phase 3 trial is an open-label, single-armed multi-center safety study involving approximately 500 patients in both North America and Europe, and is being led by Joel Kaufman, M.D., Associate Clinical Professor of Urology, University of Colorado School of Medicine, Denver, Colorado, and Urology Research Options, Aurora, Colorado.

The primary endpoint for both North American and European efficacy studies is absolute change in IPSS between baseline and Week 52. Other efficacy endpoints include additional measures of BPH symptom progression and the need for BPH-related surgery. Safety endpoints include changes in sexual function. Other important endpoints include plasma changes in levels of testosterone, and assessment of other adverse events.

The cetrorelix Phase 3 program is based on comprehensive clinical practice guidelines to ensure quality control, including input from expert advisors on study design, publishing results in peer-reviewed journals and discussion of the studies with regulatory agencies.

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                                                                AETERNA ZENTARIS

BENIGN PROSTATIC HYPERPLASIA

Benign prostatic hyperplasia (BPH) is one of the most common diseases of aging men - affecting more than 20 million men in the United States - but its etiology is far from being completely understood. Data from ongoing research suggest BPH and its associated lower urinary tract symptoms (LUTS) are more complex conditions than once thought. While previous research on BPH etiology tended to focus on testosterone and other hormones, more recent research suggests other factors may play a greater role in the development of BPH and LUTS - including inflammation, various growth factors, and adrenoreceptors.

BPH-associated LUTS include frequent urination and/or urgent need to urinate, waking at night to urinate (nocturia), difficulty starting urination and/or weak urinary stream, and feeling that the bladder is not completely empty after urination. While current therapies provide some efficacy in BPH they are associated with troublesome sexual side effects.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

CONTACTS
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
(908) 626-5517
dturpin@aezsinc.com

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                                                                AETERNA ZENTARIS

MEDIA RELATIONS
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              AETERNA ZENTARIS INC.


Date: April 24, 2008          By: /s/Dennis Turpin
--------------------              --------------------------------------------
                                  Dennis Turpin
                                  Senior Vice President, Chief Financial Officer